UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 27, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 3, 2006

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676
March 3, 2006
Invitation to Shareholders
On behalf of the entire Board of Directors of Methanex Corporation, we would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Tuesday, May 9, 2006 at 10:30 a.m.
At the meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you may similarly exercise your vote either at the meeting or by providing a proxy or voting instructions by following the instructions set out in the accompanying Information Circular or that you should otherwise receive as part of the accompanying materials to ensure that your shares get voted at the meeting in accordance with your wishes.
The meeting will provide you with a forum to learn more about our 2005 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s Directors and Senior Management and ask them your questions.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through our website: www.methanex.com.
Sincerely,
Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
       The Annual General Meeting (“Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Tuesday, May 9, 2006

TIME:	10:30 a.m. (Vancouver time)

PLACE:	Meeting Rooms 1, 2 & 3 Vancouver Convention & Exhibition Centre 999 Canada Place Vancouver, British Columbia
      The Meeting is being held for the following purposes:

1.	To receive the Consolidated Financial Statements for the financial year ended December 31, 2005 and the Auditors’ Report on such statements;

2.	To elect directors;

3.	To re-appoint auditors;

4.	To authorize the Board of Directors to fix the remuneration of the auditors;

5.	To consider and, if thought fit, pass an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the Information Circular accompanying this notice; and

6.	To transact such other business as may properly come before the Meeting.
      If you are a holder of Common Shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368-2502 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
      DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 3, 2006 unless otherwise stated.
PART I VOTING
Solicitation of Proxies
      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.
      It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 27, 2006 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
      Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
      Only registered holders of Common Shares (“Registered Shareholders”) on March 13, 2006 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on March 13, 2006. As of March 3, 2006, there were 111,893,753 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company was Capital Group International, Inc., which, based on information filed by them, beneficially owned and exercised control or direction over, 17,492,400 Common Shares, representing approximately 16% of the voting rights attached to the Company’s voting securities.
Can I vote Common Shares which I acquired after March 13, 2006?
      No. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.
          Voting by Proxy
      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 3).
          Voting in Person
      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?
      Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Company a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the shares directly at the Meeting.
      The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
      If you are a NOBO, included with these materials is a request for voting instructions and proxy from the Company or its agent.
      These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in the request for voting instructions and proxy.
      If you are a NOBO, you can either vote in person at the Meeting or you can vote by proxy. If you do not intend to attend the Meeting but you wish your shares to be voted, please complete and return the proxy which you should have received. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form within the time hereinafter specified for receipt of proxies. If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company. If Messrs. Choquette and Aitken are appointed as your proxyholder, please provide your specific voting instructions. Otherwise your shares will not be voted.
      If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
      Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.
What is a Proxy?
      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for you. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. In addition, as described above, NOBOs are being sent a form of request for voting instructions and proxy permitting them to appoint a person to attend and act as proxyholder at the Meeting. In either case, Registered Shareholders or NOBOs, as applicable, may use such forms, or any other valid proxy form, to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

      If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, except as described above in the case of NOBOs, your proxyholder can vote your shares in their discretion.
Appointing a Proxyholder
      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.
      If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 and received no later than 24 hours prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my Proxy?
      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.
      If you have not specified how to vote on a particular issue, except as described above in the case of NOBOs, then your proxyholder can vote your shares as they see fit. However, if you are a Registered Shareholder and have not specified how to vote on a particular issue and Mr. Choquette or Mr. Aitken have been appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting except as described above in the case of NOBOs, your proxyholder may vote your shares as they consider best.
Revoking a Proxy
      If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, #6 – 200 Queen’s Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, or to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.
      Only Registered Shareholders and NOBOs have the right to revoke a proxy. OBOs who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
Costs of this Solicitation of Proxies
      The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
      The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825
Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1
Telephone:	(604) 891-3008

Fax:	(604) 688-4301

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
      The consolidated financial statements for the year ended December 31, 2005 are included in the Annual Report, which has been mailed to Registered Shareholders as required under the CBCA and to non-registered shareholders that have requested such financial statements with the Notice of the Annual General Meeting of Shareholders and this Information Circular.
ELECTION OF DIRECTORS
      The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The directors have determined that there should be 11 directors.
      The Corporate Governance Committee recommends to the Board nominees for election of directors. The persons listed below are being proposed for nomination for election at the Meeting. The persons named in the accompanying proxy, if not expressly directed otherwise in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.
      The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors and other relevant information including the number of Common Shares(1), Deferred Share Units(2), Restricted Share Units(3), and Stock Options(4) held by each of them as at the date of this Information Circular. In the case of Mr. Aitken, the table also sets out the number of Performance Share Units (5) he holds. The table also sets out whether a director is independent or non-independent. See page 17 for more information on how director independence is determined.

BRUCE AITKEN
Director since July 2004
Number of Common Shares held — 58,652
Number of Deferred Share Units held — 45,271
Number of Restricted Share Units held — 188,710
Number of Performance Share Units held — 81,000
Number of Stock Options held — 492,000

Mr. Bruce Aitken, 51, of Vancouver, British Columbia, Canada is currently President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific (based in New Zealand) from September 1999. He has also held the position of Vice President, Corporate Development (located in Vancouver). He has been an employee of the Company and its predecessor methanol companies for about fifteen years.

Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago. He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

Mr. Aitken has a Bachelor of Commerce degree from Auckland University and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

Mr. Aitken is a non-independent director. He is not a member of any Committee, but attends committee meetings in his capacity as President and Chief Executive Officer of the Company.

HOWARD BALLOCH
Director since December 2004
Number of Common Shares held — 0
Number of Deferred Share Units held — 0
Number of Restricted Share Units held — 8095
Number of Stock Options held — 0

Mr. Howard Balloch, 54, of Beijing, China is currently President of The Balloch Group. Based in Beijing, The Balloch Group is a private investment advisory and merchant banking firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch currently serves on the boards of Ivanhoe Mines Ltd, Magic Lantern Group, Inc, Tiens Bio-Tec USA Ltd, Zi Corporation, where he is also a member of their Corporate Governance Committee, and Ivanhoe Energy Inc., where he sits on their Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. He is also President of the Canada China Business Council.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Masters in International Relations, both from McGill University.

Mr. Balloch, an independent director, is a member of the Company’s Corporate Governance Committee, Human Resources Committee and the Public Policy Committee.

PIERRE CHOQUETTE
Director since October 1994
Number of Common Shares held — 0
Number of Deferred Share Units held — 10,121
Number of Restricted Share Units held — 154,575
Number of Stock Options held — 0

Mr. Pierre Choquette, 63, of Vancouver, British Columbia, Canada is a corporate director and is currently Chairman of the Board of the Company. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003. He was a Company employee for 9 years.

Mr. Choquette also serves on the Board of Governors of the University of British Columbia.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Masters in Science in Chemical Engineering from Laval University. He is also a graduate of the Graduate Advanced Management Program at Harvard Graduate School of Business Administration.

Mr. Choquette is a non-independent director. He is not a member of any Committee, but attends committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

PHILLIP H. COOK
Number of Common Shares held — 0
Number of Deferred Share Units held — 0
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Mr. Phillip H. Cook, 59, of Midland, Michigan, United States has held the position of Corporate Vice President, Strategic Development and New Ventures of The Dow Chemical Company (“Dow Chemical”) since 2005. Dow Chemical provides chemical, plastic and agricultural products and services. Mr. Cook previously held positions with Dow Chemical of Senior Vice President, Performance Chemicals and Thermosets from 2003 and prior to that Business Vice President, Epoxy Products and Intermediates from 2000. He will be retiring from Dow Chemical on October 1, 2006.

Mr. Cook is a director on the board of Univation Technologies, a joint venture between Dow Chemical and ExxonMobil. He also serves on the boards of Dow Agrosciences and The National Paint and Coatings Association. He is also a member of the College of Engineering Foundation and Chemical Engineering Department advisory boards of the University of Texas, Austin.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas, Austin.

If elected, Mr. Cook would be considered an independent director.

ROBERT FINDLAY
Director since July 1994
Number of Common Shares held — 10,000
Number of Deferred Share Units held — 73,665
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Mr. Robert Findlay, 72, of West Vancouver, British Columbia, Canada is a corporate director and also serves on the board of Option NFA Inc. where he sits on their Audit Committee and Compensation Committee. In October 1997 Mr. Findlay retired as President and Chief Executive Officer of MacMillen Bloedel Limited after holding that position for seven years.

Mr. Findlay holds a Bachelor of Engineering (Mechanical Engineering) from McGill University and is also a graduate of the Graduate Advanced Management Program at Harvard Graduate School of Business Administration.

Mr. Findlay, an independent director, is Chair of the Company’s Human Resources Committee and is a member of the Corporate Governance Committee and the Responsible Care Committee. He has also been appointed the Lead Independent Director.

DOUGLAS MAHAFFY
Number of Common Shares held — 0
Number of Deferred Share Units held — 0
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Mr. Douglas Mahaffy, 60, of Toronto, Ontario, Canada has held the position of President and Chief Executive Officer of McLean Budden Limited (“McLean Budden”) since October 1989. McLean Budden is a money manager looking after $40 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia. Prior to his current position Mr. Mahaffy was Managing Director, Head of Investment Banking for Ontario for Merrill Lynch Capital Markets from 1987.

Mr. Mahaffy is Chairman of the Board of McLean Budden. He also serves on the Board of Stelco Incorporated where he is a member of both the Human Resources Committee and the Corporate Governance Committee.

Mr. Mahaffy holds a Bachelor of Arts and a Masters of Business Administration, both from York University.

If elected, Mr. Mahaffy would be considered an independent director.

A. TERENCE (TERRY) POOLE
Director since February 1994*
Number of Common Shares held — 30,000
Number of Deferred Share Units held — 14,365
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Mr. Terry Poole, 63, of Calgary, Alberta, Canada has held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (‘NOVA‘), a commodity chemical company, since May 2000. Prior to his current position Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole also serves on the board of the Pengrowth Corporation.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University. He is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Mr. Poole, an independent director, is a member of the Company’s Audit, Finance and Risk Committee and has been designated as the ‘audit committee financial expert.‘ He also is a member of the Public Policy Committee.

*Mr. Poole resigned as a director of the Company in June 2003 and was re-appointed in September 2003.

JOHN REID
Director since September 2003
Number of Common Shares held — 10,000
Number of Deferred Share Units held — 10,929
Number of Restricted Share Units held — 8095
Number of Stock Options held — 0

Mr. John Reid, 58, of Vancouver, British Columbia, Canada is a Corporate Director. Mr. Reid previously held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company from November 1997 to November 30, 2005 and prior to that position was Executive Vice President and Chief Financial Officer of Terasen Inc. for two years.

Mr. Reid also serves on the Board of Governors of the University of British Columbia.

Mr. Reid has an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid, an independent director, is the Chair of the Company’s Corporate Governance Committee and is a member of the Audit, Finance and Risk Committee.

JANICE RENNIE
Number of Common Shares held — 2,000
Number of Deferred Share Units held — 0
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Ms. Janice Rennie, 48, of Edmonton, Alberta, Canada is a Corporate Director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates which provided investment and related advice to small and mid-sized companies.

Ms. Rennie also serves on the boards of Canadian Hotel Income Properties Real Estate Investment Trust, Greystone Capital Management Inc., Matrikon Inc., NOVA Chemicals Corporation and West Fraser Timber Co. Ltd..

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a member of the Institute of Chartered Accountants of Alberta.

If elected, Ms. Rennie would be considered an independent director.

MONICA SLOAN
Director since September 2003
Number of Common Shares held — 3,000
Number of Deferred Share Units held — 14,143
Number of Restricted Share Units held — 6,267
Number of Stock Options held — 0

Ms. Monica Sloan, 51, of Calgary, Alberta, Canada has been Chief Executive Officer of Intervera Ltd. since January 2004. Intervera Ltd. provides data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan also serves on the board of Industrial Alliance Pacific Financial Services and is Past Chair of the Calgary Opera Association.

Ms. Sloan holds a Masters of Engineering from Stanford University and a Masters in Business Administration from Harvard Graduate School of Business Administration.

Ms. Sloan, an independent director, is a member of the Company’s Human Resources Committee and the Responsible Care Committee.

GRAHAM SWEENEY
Director since July 1994
Number of Common Shares held — 0
Number of Deferred Share Units held — 51,503
Number of Restricted Share Units held — 0
Number of Stock Options held — 0

Mr. Graham Sweeney, 70, of Sarnia, Ontario, Canada is a corporate director. Mr. Sweeney was President and Chief Executive Officer of The Dow Chemical Canada Inc. from 1993 to 1995. Prior to this Mr. Sweeney held Vice President and senior executive positions with The Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992.

Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa.

Mr. Sweeney, an independent director, is Chair of the Company’s Responsible Care Committee and is a member of the Audit, Finance and Risk Committee and the Public Policy Committee.

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For more information on Deferred Share Units, see “Directors’ Compensation” on page 22 and “Deferred Share Unit Plan” on page 30.

(3)	For more information on Restricted Share Units, see “Directors’ Compensation” on page 22 and “Restricted Share Unit Plan” on page 30.

(4)	Non-management directors ceased being granted stock options in 2003.

(5)	For more information on Performance Share Units, see “Performance Share Unit Plan” on page 30. Non-management directors do not participate in this plan.

Summary of Board and Committee Meetings held
For the 12-month period ended December 31, 2005

Board of Directors	10
Audit, Finance and Risk Committee	7
Corporate Governance Committee	3
Human Resources Committee	2
Public Policy Committee	2
Responsible Care Committee	2
Summary of Attendance of Directors
For the 12-month period ended December 31, 2005

	Board meetings	%	Committee		%
Director	attended	attended	meetings attended		attended

Bruce Aitken(1)	10 of 10	100	—		—
Howard Balloch	8 of 10	80	3 of 3 (CG)		100
			1 of 1 (HR)	(2)	100
			2 of 2 (PP)		100
Pierre Choquette(3)	10 of 10	100	—		—
Robert Findlay	9 of 10	90	3 of 3 (CG)		100
			2 of 2 (HR)		100
			2 of 2 (RC)		100
Brian Gregson(4)	10 of 10	100	7 of 7 (Audit)		100
			2 of 2 (RC)		100
A. Terence Poole	10 of 10	100	7 of 7 (Audit)		100
			2 of 2 (PP)		100
John Reid	8 of 10	80	6 of 7 (Audit)		86
			2 of 3 (CG)		67
Monica Sloan	10 of 10	100	2 of 2 (HR)		100
			2 of 2 (RC)		100
Graham Sweeney	10 of 10	100	7 of 7 (Audit)		100
			2 of 2 (PP)		100
			2 of 2 (RC)		100
Anne Wexler(4)	9 of 10	90	2 of 2 (PP)		100
			2 of 2 (HR)		100
			3 of 3 (CG)		100

Committees:
Audit:	Audit, Finance and Risk Committee
CG:	Corporate Governance Committee
HR:	Human Resources Committee
PP:	Public Policy Committee
RC:	Responsible Care Committee

(1)	Mr. Aitken attended all Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)	The Human Resources Committee met in March and November 2005. Mr. Balloch became a member of the Committee subsequent to the March 2005 meeting.

(3)	Mr. Choquette attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(4)	Mr. Gregson and Ms. Wexler will not be standing for re-election.

During 2005, overall director attendance rate at Board meetings was 92% and for Committee members at Committee meetings was 93%.
RE-APPOINTMENT AND REMUNERATION OF AUDITORS
      The directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.
      The persons named in the accompanying proxy, if not expressly directed to the contrary in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Principal Accountant Fees and Services
Pre-approval policies and procedures
      The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Paid to the Independent Auditors
      Fees to KPMG LLP during the years ended December 31, 2005 and December 31, 2004 were as follows:

US$000’s	2005	2004

Audit Fees	526	346
Audit-Related Fees	136	77
Tax Fees	158	168
All Other Fees	—	—
Total	820	591
      The nature of each category of fees is described below.

Audit Fees:
      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:
      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees:
      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.
Audit and Non-Audit Services Pre-Approval Policy
      The Audit Committee has approved the Audit and Non-Audit Services Pre-Approval Policy (the “Policy”) which requires the Audit Committee to pre-approve all audit, audit-related and non-audit services (such as those relating to tax planning and advice) provided by the external auditors. The Policy also specifies the services that the external auditors are prohibited from undertaking including internal audit, bookkeeping, financial information systems design and implementation, and other services.
AMENDMENT OF INCENTIVE STOCK OPTION PLAN
      The Company has an Incentive Stock Option Plan (the “Plan”) under which options to purchase Common Shares may be granted to key employees and directors of the Company and its subsidiaries. Information regarding the Plan is set out on pages 29 and 34 under “Incentive Stock Option Plan.”
      The maximum number of Common Shares that may be issued from and after May 24, 2000 pursuant to options granted under the Plan is 17,000,000. Since May 24, 2000 a total of 14,956,229 Common Shares have been issued pursuant to options granted under the Plan, and a total of 1,918,214 Common Shares may be issued pursuant to options granted under the Plan which were outstanding prior to March 3, 2006 (the date on which the Board of Directors approved amendments to the Plan, as described below) or options granted under the Plan from and after such date.
      Without reflecting the options to purchase an additional 1,667,400 Common Shares granted on March 3, 2006 described below, as at the date of this Circular, options to purchase an aggregate of 1,558,289 Common Shares were outstanding and unexercised under the Plan. This represents approximately 1.4% of the issued and outstanding Common Shares on a non-diluted basis. Unless shareholders of the Company approve amendments to increase the maximum number of Common Shares that may be issued under the Plan, assuming that all options presently outstanding will be exercised in full, only an additional 359,925 Common Shares may be issued pursuant to options granted on or after March 3, 2006, representing approximately 0.3% of the issued and outstanding Common Shares on a non-diluted basis.
      Commencing in 2003, non-management directors ceased to be granted options but instead have been awarded non-dilutive Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors. The Company has no current intention to change its policy of not granting options to non-management directors. Also in 2003 the Company adopted a Restricted Share Unit Plan pursuant to which executive officers were entitled to elect to receive 50% or 100% of the value of their Long-Term Incentive award in the form of RSUs or Deferred Share Units (“DSUs”), and all executive officers received 100% of their Long-Term Incentive awards either as RSUs or DSUs in 2003 and 2004. Therefore, executive officers were not granted stock options in 2003 and 2004. In 2004, the Long-Term Incentive Plan was further modified so that in 2005, all executive officers and other employees who participate in the Company’s Long-Term Incentive Plan, received 75% of the value of their 2005 Long-Term Incentive award in the form of RSUs and 25% in the form of stock options. These actions have significantly reduced the amounts of stock options which the Company has granted since 2003. In 2006 the Company adopted a Performance Share Unit (“PSU”) Plan pursuant to which all executive officers and other employees who participate in the Company’s Long-Term Incentive Plan received 50% of the value of their 2006 Long-Term Incentive award in the form of PSUs and 50% in the form of stock options.
      The Board of Directors continues to believe that the ability to grant options under the Plan as part of compensation should remain available as a component in the Company’s compensation policy. Accordingly, the Board of Directors believes that it is desirable to amend the Plan to specify a new maximum number of Common Shares which may be issued pursuant to options granted under the Plan. At a meeting held on March 3, 2006 the Board of Directors approved amendments (“Stock Option Plan Amendments”) to the Plan which provide that the maximum number of shares issuable from and after May 9, 2006 pursuant to options granted under the Plan is 5,250,000.
      The Stock Option Plan Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Incentive Stock Option Plan 2006”). A copy of the Incentive Stock Option Plan 2006 is available for inspection at the head office of the Company, 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and will be tabled at the Meeting.
      As at March 3, 2006 there were 111,893,753 Common Shares outstanding. The maximum 5,250,000 Common Shares specified pursuant to the Stock Option Plan Amendments would represent approximately 4.7% of the issued and outstanding Common Shares on a non-diluted basis. The Company currently has in place a Normal Course Issuer Bid under which the Company has the ability but not the obligation to repurchase and cancel 11,790,217 Common Shares between May 17, 2005 and May 16, 2006. If all such shares were re-purchased, then on May 16, 2006, the 5,250,000 Common Shares specified in the Stock Option Plan Amendments would represent approximately 4.9% of the issued and outstanding Common Shares on a non-diluted basis. At a meeting held on March 3, 2006 the Board of Directors approved the grant of options to acquire up to a total of 1,667,400 Common Shares to 134 employees of the Company or its subsidiaries pursuant to the Incentive Stock Option Plan 2006.
      Although the maximum number of Common Shares specified pursuant to the Stock Option Plan Amendments is a significant percentage of the Company’s currently outstanding number of Common Shares, it is less than 5% of the total issued and outstanding Common Shares on a non-diluted basis. If the Stock Option Plan Amendments are approved, of this 5,250,000 maximum number, 1,558,289 would be available to permit issuance pursuant to options outstanding and unexercised prior to March 3, 2006 and a further 1,667,400 would be available to permit issuance pursuant to the options granted on March 3, 2006. This would leave a total of 2,024,311 available for the issuance of Common Shares pursuant to options which may be granted in the future.
      The Board of Directors believes that this increased maximum number is desirable in order to provide for future grants of options under the Plan. Although the total number of options granted to employees in any year will depend upon a number of factors and is impossible to accurately estimate in advance, the Board of Directors currently anticipates that the maximum number of Common Shares specified pursuant to the Stock Option Plan Amendments will permit future grants of options up to and including 2007 without the Company having to seek further approval from the shareholders.
      Issuance of any Common Shares pursuant to options granted under the Stock Option Plan Amendments is conditional upon the Stock Option Plan Amendments being approved by all applicable regulatory authorities, including the Toronto Stock Exchange (“TSX”) and the Nasdaq National Market (“Nasdaq”) (collectively, the “Exchanges”). Under the requirements of the Exchanges, the Stock Option Plan Amendments must be approved by the shareholders of the Company. Consequently, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the Stock Option Plan Amendments. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Under the TSX’s requirements certain insiders of the Company eligible to receive a benefit under the Plan are not eligible to vote their shares in respect of the resolution. The Company believes that such insiders hold an aggregate of approximately 350,000 Common Shares. These shares will be excluded in determining whether the resolution to approve the Stock Option Plan Amendments receives the required approval.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
      None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Stock Option Plan Amendments. The directors and officers of the Company are eligible to be granted options in the future under the Incentive Stock Option Plan. As a result, they may be considered to have an interest in the approval of the Stock Option Plan Amendments. In addition, officers of the Company were granted options on March 3, 2006, the issuance of Common Shares under which is conditional upon the Stock Option Plan Amendments being approved.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year which has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Board of Directors
      The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. The Principles can be found at Schedule B to this Circular.
Committees of the Board of Directors
      The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. No member of a standing Committee of the Board was, during 2005, or is currently, an officer or employee of the Company or any of its subsidiaries.

Audit, Finance and Risk Committee
      Members: Messrs. Gregson (Chair), Poole, Reid and Sweeney. Mr. Gregson is not standing for re-election as a director.
      The Company’s Audit, Finance and Risk Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements. Mr. Poole is the “audit committee financial expert.” In 2005, this Committee met seven times. The overall Committee member attendance rate at these meetings was 97%.
      The mandate of this Committee together with the relevant education and experience of its members and other Committee information may be found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 22, 2006.

Corporate Governance Committee
      Members: Messrs. Balloch, Findlay, Reid (Chair) and Ms. Wexler. Ms. Wexler is not standing for re-election as a director.
      This Committee is responsible for the composition, compensation and governance of the Board and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. It is also responsible for taking a leadership role in shaping the corporate governance of the Company and developing and recommending to the Board corporate governance principles for the Company. In 2005, this Committee met three times. The overall Committee member attendance rate at these meetings was 86%.

Human Resources Committee
      Members: Messrs. Balloch, Findlay (Chair), Ms. Sloan and Ms. Wexler. Ms. Wexler is not standing for re-election as a director.
      The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, succession planning, considering terms of employment including total compensation practices, reviewing the Company’s executive development programs, human resource plans and policies, recommending awards under the Company’s short-term and long-term incentive plans and matters relating to the administration of the Company’s pension plans, other than matters relating to the funding and investment of funds. This Committee also recommends for the Board’s approval the objectives and performance of the Chief Executive Officer of the Company on an annual basis. In 2005, this Committee met twice. The overall Committee member attendance rate at these meetings was 89%.
          Public Policy Committee

Members: Messrs. Balloch, Poole, Sweeney and Ms. Wexler (Chair). Ms. Wexler is not standing for re-election as a director. It is proposed that Mr. Balloch will chair this Committee after May 9th, 2006.
      The Public Policy Committee is responsible for reviewing and making recommendations to the Board regarding public policy matters that have a significant impact on the Company including those relating to social investment policy, government relations and public affairs. In 2005, this Committee met twice. The overall Committee member attendance rate at these meetings was 89%.

Responsible Care Committee
      Members: Messrs. Findlay and Gregson, Ms. Sloan and Mr. Sweeney (Chair). Mr. Gregson is not standing for re-election as a director.
      The Responsible Care Committee is responsible for reviewing and making recommendations to the Board regarding matters relating to the environment and occupational health and safety issues that impact significantly on the Company and has oversight responsibility for the Company’s Corporate Social Responsibility Policy. The Committee also reviews the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®. In 2005, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.
Statement of Corporate Governance Practices
      Corporate governance is an important public policy issue. Corporate governance means having in place processes and structures which provide proper direction and management of the business and affairs of a company and we believe good corporate governance is critical to a company’s effective, efficient and prudent operation.
      The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and Nasdaq. There have been many recent regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure. The Company’s management and Board actively monitor and, where appropriate, respond to these initiatives. In 2005, the Canadian Securities Administrators adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”). The Disclosure Instrument requires us to disclose certain corporate governance practices that we have adopted, while the Guidelines provide guidance on various corporate governance practices that companies like ours should adopt. In this regard, a brief description of our corporate governance practices, with reference to the areas set out in the Disclosure Instrument and the Guidelines follows.
1.   Board of Directors
Director Independence
      Nine of the 11 directors who are standing for election to the Company’s Board have been determined by the Board to be independent in accordance with Nasdaq rules and the Disclosure Instrument. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent. Mr. Choquette, the Chairman of the Board, held the position of Chief Executive Officer from October 1994 to May 2004 and is therefore not independent.
      Of the remaining 9 directors who are standing for election, the Board has determined that the following 7 directors have no relationship (material or otherwise) with the Company other than as directors and shareholders and are therefore independent: Mr. Cook, Mr. Findlay, Mr. Poole, Mr. Reid, Ms. Rennie, Ms. Sloan and Mr. Sweeney.
      Mr. Balloch is President of The Balloch Group. The Company and The Balloch Group have entered into an arm’s length agreement under which The Balloch Group provides certain consulting services in respect of the Company’s activities in China. The other independent directors have reviewed the relationship between the Company and The Balloch Group and the Board committees on which Mr. Balloch sits and have determined that Mr. Balloch is independent.
      Mr. Mahaffy is currently Chairman, President and CEO of McLean Budden Limited (“MB”). The Methanex defined contribution pension plan makes MB mutual funds available to employees and MB earns a commission based on the amount of funds individual employees invest in MB funds. In 2005, MB was paid less than $10,000 in commissions as a result of this arrangement. The other independent directors have reviewed the relationship between the Company and MB and have determined that Mr. Mahaffy is independent.
      Committees of the Board are constituted exclusively of independent directors. However, Mr. Aitken, in his capacity as President and Chief Executive Officer of the Company, and Mr. Choquette, in his capacity as Chairman of the Board, attend Committee meetings.

Other Directorships
      Several of the directors of the Company are directors of other reporting issuers. For details, please turn to the information about each director under “Election of Directors.” The following table lists the directors who are proposed for nomination to the Board who served together as directors on the boards of other corporations or acted as trustees for other entities during the financial year ended December 31, 2005.

Director/Trustee	Name of Corporation/Entity

Pierre Choquette*	Terasen Inc.
John Reid*	Terasen Inc.

*	Both Mr. Choquette and Mr. Reid resigned as directors of Terasen Inc. effective November 30, 2005.
In Camera Sessions
      Following each Board meeting, the independent directors hold regularly scheduled “in camera” sessions at which non-independent directors and members of management are not in attendance. These in camera sessions are chaired by the Lead Independent Director. In 2005, there were ten Board meetings and in camera sessions followed each one. In camera sessions may, at the discretion of each Committee Chair, follow committee meetings.
Independence of Board Chair and Lead Independent director
      The Chairman of the Board of the Company, Mr. Choquette, is not independent as he was formerly the Chief Executive Officer of the Company. He resigned as the Company’s Chief Executive Officer in May 2004. The Board, mindful of the governance issues arising from this circumstance, has appointed a Lead Independent Director whose responsibilities include providing a source of Board leadership complementary to the Chairman of the Board, enhancing Board effectiveness and acting as liaison between the Board and management of the Company and among directors, including chairing in camera sessions of the independent directors following Board meetings without the presence of management. Mr. Findlay is current Lead Independent Director.
Meeting Attendance Records
      For information concerning the number of Board and Committee meetings held in 2005 as well as the attendance record of each director for those meetings, please turn to page 11.
2.   Board Mandate
      The Company’s Corporate Governance Principles contains a Board mandate describing the Board’s responsibilities. The Principles can be found at Schedule B to this Circular.
3.   Position Descriptions
Board Chair and Committee Chairs
      The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board and each Committee Chair. The Terms of Reference for both the Chairman of the Board of Directors and for Committee Chairs are found on our website.
Individual Directors
      The Board has developed written Terms of Reference for individual directors and they are found on our website. The Corporate Governance Principles also set out responsibilities of each director.
Lead Independent Director
      The Board has developed written Terms of Reference for the Lead Independent Director and they are found on our website.
CEO
      The CEO has a written position description which sets out the position’s key responsibilities. In addition, each year the CEO has specific corporate and personal performance objectives and incentive compensation targets that the

CEO is responsible for meeting that year. These objectives and targets are reviewed and approved and tracked during the year by the Board through the Human Resources Committee. See page 31 for more complete information on these objectives and targets.
4.   Orientation and Continuing Education
      To familiarize new directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, each new director is provided with a director’s manual which contains information regarding these matters as well as information on the responsibilities and liabilities of directors and other relevant information. In addition, the Company encourages new directors to meet with senior management and to visit our operations and plant locations. The Company has also made available to the directors educational programming addressing topics of interest to directors.
5.   Ethical Business Conduct
Code of Ethics
      The Company has a Code of Business Conduct (the “Code”) in place which is applicable to all employees, officers and directors. It provides a set of standards meant to assist them in avoiding wrong-doing and to promote honest and ethical behavior while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board.
      The Board monitors compliance with the Code primarily through the Corporate Governance Committee and the Audit, Finance and Risk Committee. These Committees receive regular updates on matters relating to the Code.
      No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
      A copy of our Code of Business Conduct may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.
Transactions involving Directors or Officers
      The Code of Business Conduct contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. These reports, together with management’s knowledge of all transactions involving the Company and the directors and officers, are provided to the Corporate Governance Committee.
Other Measures
      Over the past year, the Board has taken a number of other steps to encourage and promote a culture of ethical business conduct. It has revised the Code of Business Conduct to call on all employees to act ethically and honestly when dealing with third parties. It has also revised the Corporate Governance Committee mandate to provide that the Committee is to monitor compliance with the Code within the Company. It has also revised the Corporate Governance Principles to provide that the Board is to satisfy itself as to the integrity of the CEO and other executive officers and that such officers are directed to create a culture of integrity throughout the organization. Additionally, the Board has adopted a Corporate Social Responsibility (CSR) policy which covers a host of activities such as social investment, governance, employee engagement and development, community involvement and anti-bribery and corruption and links this ethic with the already firmly-established Responsible Care ethic.
6.   Nomination of Directors
Nomination Process
      The Corporate Governance Committee is responsible for identifying new candidates for nomination to our Board of Directors. The Committee establishes the criteria for the selection of new directors to serve on the Board and identifies and recommends to the Board suitable candidates to stand as nominees for election or appointment as directors. In identifying candidates, the Committee takes into account all factors it considers appropriate, including the overall composition of the Board and desirable individual characteristics. Desirable individual characteristics include integrity, strength of character, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgement, career specialization, relevant technical skills, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. The Committee also takes into consideration the “skills matrix” analysis described below in Section 9 — Assessments in identifying the suitability of candidates. The Committee also conducts inquiries into the backgrounds and qualifications of possible candidates and in that connection, has authority to retain search firms to be used to assist it in identifying candidates.
Nominating Committee
      The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A description of the responsibilities, powers and the operation of the Corporate Governance Committee can be found on page 16.
Majority Voting for Directors
      On March 3, 2006, the Board adopted a policy which states that any nominee for election as a director at an Annual Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will within 90 days of the Annual Meeting issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
      If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
7.   Director and Officer Compensation
Process for Determining Director Compensation
      The Corporate Governance Committee, composed entirely of independent directors, is responsible for reviewing and recommending to the Board for approval director compensation and benefits. The Committee has determined to target director compensation in relation to the 50th percentile of North American-based chemical companies with international operations. This is the same comparator group of companies as the Company uses for executive compensation purposes and the Board received advice that it is common practice to establish the same comparator group for director compensation as for executive officer compensation. The Committee reviews director compensation and benefits annually.
Process for Determining Officer Compensation
      The Human Resources Committee, composed entirely of independent directors, is responsible for reviewing and recommending to the Board for approval the compensation for the Company’s officers. For further information on this Committee’s responsibilities, powers and operation, please turn to page 16. The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Committee reviews periodically the levels of compensation for officers and obtains independent advice from consultants with respect to the competitiveness of officer compensation. The Committee also obtains advice from the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other officers.
Compensation Consultant
      In late 2004 and early 2005, Mercer Human Resource Consulting was engaged to review the competitiveness of the Company’s director compensation program. In 2005, Mercer also provided advice on the competitiveness of certain aspects of officer compensation and Black-Scholes values for determining stock option grants. Towers Perrin was retained to assist in the design of the Performance Share Unit plan which is described on page 30. Towers Perrin also provides consulting and third party administration services for the Company’s Canadian pension plan and executive supplemental retirement plans.

8.   Other Board Committees
      In addition to the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee, the Board has established a Public Policy Committee and the Responsible Care Committee. A description of their responsibilities can be found on pages 16 and 17.
9.   Assessments
      The Company’s Corporate Governance Principles state that “director performance is the main criterion for determining a director’s on-going service on the Board [and to] assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.” Our Board conducts an annual evaluation and the Corporate Governance Committee oversees that process which is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board.
      The Company has carried out an evaluation process for a number of years. In 2005, the process had each director assess 1) their fellow directors against each of the elements contained in the director’s position description; 2) the operation of each Committee on which they sit; and 3) the Board’s collective skills and experience in the context of the Company’s strategic direction (a “skills matrix” analysis). The evaluations were in writing and were tabulated by the Corporate Secretary. Results of the director peer assessment were provided to the Chairman who led a confidential feedback discussion with each director. Each Committee assessment was discussed by the Chairman and the relevant Committee Chair and later with the entire Committee. The skills matrix was reviewed by the President and CEO, the Chairman and Chair of the Corporate Governance Committee and the findings were shared with the full Board. The skills matrix, which identifies the skills and experience determined to be needed on the Board is used as a tool by the Corporate Governance Committee in identifying and determining the suitability of candidates to sit on the Company’s Board of Directors.

PART IV COMPENSATION
DIRECTORS’ COMPENSATION
Introduction
      Directors’ compensation is paid only to non-management directors and is made up of a cash retainer, meeting fees (except in the case of the Chairman) and an annual Long-Term Incentive award.
Retainer and Meeting Fees
      During the year ended December 31, 2005, annual retainers and meeting fees were paid to non-management members of the Board on the following basis:

Annual board retainer for a non-management director	$40,000
Annual retainer for the Chairman of the Board	$120,000
Board meeting attendance fee	$2,500 per meeting
Committee meeting attendance fee	$2,500 per meeting
Committee chair fee	$2,500 per meeting
Cross-country or inter-continental travel fee to attend board or committee meetings	$2,500 per trip
      All retainers and fees are paid in Canadian dollars. Non-employee directors are also reimbursed for transportation and other expenses incurred for attending board and committee meetings. The existing compensation structure for directors has remained unchanged since 2000. Commencing in 2005, the Chairman ceased to receive any “per meeting” attendance fees, chair fees or travel fees as his compensation was converted to a flat annual fee at a level not materially different from the compensation the Chairman was then receiving.
Long-Term Incentive
      Non-management directors ceased to be granted options in 2003. Instead, they are awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of the annual Long-Term Incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs. In 2005 and 2006 directors received either 4,000 RSUs or 4,000 DSUs as their Long-Term Incentive award, except for the Chairman who could elect to receive either 5,000 RSUs or 5,000 DSUs. RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year will vest on December 1st, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
Directors’ Deferred Share Unit Plan
      Under the Company’s Deferred Share Unit Plan (the “DSU Plan”) (more fully described on page 30), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, individuals who become directors in 2006 will not be eligible to participate in the DSU Plan in 2006.
Directors’ Share Ownership Guidelines
      Since 1998, the Company has had in place share ownership guidelines for directors to promote shareholder alignment. In 2004, the guidelines were revised to encourage each director to own shares having a value equal to two times the combined value of their annual retainer and the value of their long-term incentive award. In March 2006, this guideline was further revised to provide that each director is to own shares having a value equal to at least five times their annual retainer. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership guidelines. Please refer to the section entitled Election of Directors beginning on page 5 for details on the number of Common Shares, RSUs and DSUs held by each director as at March 3, 2006. The following table shows the percentage of the guideline achieved for each non-management director based on their holdings on March 3, 2006. The table includes Ms. Wexler and Mr. Gregson, both of whom are not standing for election at the Meeting.

	Common
	Shares Beneficially		% of
	Owned or Over which	Restricted and/or	Stock Ownership
	Control or Direction	Deferred Share	Guideline
Name	is Exercised	Units Held(1)	Achieved(2)

Bruce Aitken	58,652	314,981	197
Howard Balloch	—	8,095	92
Pierre Choquette	—	164,696	626
Robert Findlay	10,000	73,665	955
Brian Gregson	42,500	60,240	1,172
A. Terence Poole	30,000	14,365	506
John Reid	10,000	19,024	331
Monica Sloan		20,410	267
Graham Sweeney	—	51,503	588
Anne Wexler	1,000	24,601	292

(1)	In the case of Mr. Aitken, this column also includes Performance Share Units (“PSUs”) that he holds. Non-management directors do not participate in the PSU Plan.

(2)	Based on the average share price of $22.82 for the 90-day period ending March 3, 2006.

EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth a summary of compensation earned during the last three fiscal years by the Company’s Chief Executive Officer, Chief Financial Officer and its three other executive officers who had the highest aggregate salary and bonus during 2005. (All such officers are herein collectively referred to as the “Named Executive Officers”). Information is also included in respect of one additional individual who would have been a “Named Executive Officer” had he remained employed as an executive officer on December 31, 2005.
      All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.
Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards

					Securities
					Under	Restricted Share
					Options	Units(4)
		Base Salary		Other Annual	Granted			All Other
Name and Principal Position	Year	($)	Bonus(1)	Compensation(2)	(#)(3)	(#)	$	Compensation(5)

Bruce Aitken(6)	2005	848,000	900,000	83,843	150,000	117,000	2,603,250	209,846
President and CEO	2004	708,730	930,000	263,104	—	66,000	1,016,400	174,079
	2003	728,220	527,000	78,650	—	26,000	341,900	80,246
Ian Cameron	2005	349,500	265,000	—	30,000	21,000	467,250	78,336
Senior VP, Finance & CFO	2004	312,250	243,000	—	—	22,000	338,800	70,199
	2003	280,250	239,000	—	—	26,000	341,900	61,531
Rodolfo Krause(7)	2005	572,000	428,900	—	30,000	21,000	467,250	101,860
Senior VP, Latin America &	2004	544,347	404,450	—	—	22,000	338,800	79,467
Global Manufacturing	2003	484,766	447,649	—	—	26,000	341,900	94,399
John Gordon	2005	412,000	306,000	73,618	30,000	21,000	467,250	92,504
Senior VP, Corporate	2004	395,500	316,000	92,005	—	22,000	338,800	89,467
Resources	2003	382,000	324,000	70,311	—	26,000	341,900	85,651
Jorge Yanez(8)	2005	379,000	281,000	96,077	10,500	9,750	216,938	104,509
Senior VP, Caribbean &	2004	392,000	217,042	—	—	4,800	73,920	124,816
Global Manufacturing	2003	302,000	176,003	—	25,000	—	—	101,685
Appointed September 1, 2005
Gerry Duffy(9)	2005	232,000	—	—	30,000	—	—	1,270,807
Senior VP, Global Marketing	2004	375,000	301,000	94,253	—	22,000	338,800	59,537
& Logistics	2003	360,000	313,000	80,681	—	26,000	341,900	51,080

(1)	These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSU’s in the year following the year in which they are earned. The DSU Plan is more fully described on page 30. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 29. Mr. Aitken elected to receive 50% of his 2003 and 2004 Short-Term Incentive Plan award payments in cash (2004 — $465,000; 2003 — $263,500) and 50% in DSU’s (2004 — 23,285; 2003 — 20,506). Mr. Duffy elected to receive 100% of his 2004 Short-Term Incentive Plan award payment in the form of 15,073 DSU’s. During 2005, they also received additional DSUs corresponding to dividends being declared on Common Shares as follows: Mr. Aitken: 1,072 (2004 — 408; 2003 — 0); Mr. Duffy: 366 (2004 — 0; 2003 — 0). As at December 31, 2005, the total number of DSUs and their value (calculated by multiplying the number of DSUs by the closing market price of the Common share on the TSX on that date) is: for Mr. Aitken 45,271 DSUs — $986,906 and for Mr. Duffy 15,439 DSUs — $336,560.

(2)	The amounts shown represent:

•	For Mr. Aitken: housing allowance (2005 — $20,904), vacation payout (2005 — $20,000), auto allowance (2003 — $41,515; 2002 — 36,080), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2004 — $88,224; 2003 — $37,134), relocation payment (2004 — $68,461), club membership and other miscellaneous items.

•	For Mr. Gordon: housing allowance (2005 — $35,799; 2004 — 34,951; 2003 — $37,084), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance, club membership and other miscellaneous items.

•	For Mr. Yanez: housing equity loss payment (2005 — $84,446), auto allowance and other perquisites and personal benefits made on his behalf, club membership and other miscellaneous items.

•	For Mr. Duffy: housing allowance (2004 — $50,787; 2003 — $56,982), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance and other miscellaneous items.
      Where there is no entry for Other Annual Compensation in the table, the total value of such compensation is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

      Where no amount is stated in this footnote in respect of a particular benefit, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table.

(3)	Consists of options for Common Shares of the Company granted.

(4)	The RSU Plan is more fully described on page 30. The dollar value of the RSUs shown in the table is obtained by multiplying the number of RSUs awarded by the closing market price of the Common Shares on the TSX on March 14, 2003 ($13.15), March 5, 2004 ($15.60) or March 4, 2005 ($22.25), the dates the RSUs were awarded. During 2005, the Named Executive Officers also received additional RSUs corresponding to dividends being declared on Common Shares: B. Aitken: 4,857 (2004 — 1,865; 2003 — 560); I. Cameron: 1,512 (2004 — 976; 2003 — 560); R. Krause: 1,512 (2004 — 976; 2003 — 560); J. Gordon: 1,512 (2004 — 1,865; 2003 — 560); J. Yanez: 348 (2004 — 97; 2003 — 0) and G. Duffy: 1,014 (2004 — 976; 2003 — 560). RSUs awarded in 2003 and their applicable dividend equivalents vested on December 1, 2005. As a result, the Named Executive Officers received 1) cash equaling one-half of the number of vested RSUs multiplied by the weighted average closing board lot share price per Common Share on the TSX during the last 15 days on which the such shares traded on the TSX prior to December 1st, 2005; and 2) Common Shares equaling one-half of the number of vested RSUs. The aggregate value for each Named Executive Officer is as follows: B. Aitken: $558,055; I. Cameron: $558,055; R. Krause: $558,055; G. Duffy: $538,838.

The number and value of the aggregate holdings of unvested RSUs including applicable dividend equivalents of each Named Executive Officer at the end of 2005 (calculated by multiplying the number of unvested RSUs then held by the Named Executive Officer by $21.80, the closing market price of the Common Shares on the TSX on December 31, 2005) was: B. Aitken: 188,710 RSUs — $4,113,878; I. Cameron 44,476 RSUs — $969,576; R. Krause 44,476 RSUs — $969,576; J. Gordon 44,476 RSUs — $969,576; J. Yanez 14,995 RSUs — $326,885. G. Duffy was granted 21,000 RSUs in March 2005 but these RSUs were forfeited on August 1st, 2005, the date that he left the Company.

(5)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions to both the regular Company Defined Contribution pension plan and contributions to the Canadian Supplemental Retirement Plan. Additionally, Mr. Duffy was paid a retiring allowance of $1,218,521 in 2005 as per the conditions of his employment agreement.

(6)	Mr. Aitken was employed in New Zealand for the year 2003 and during that year received his compensation in New Zealand dollars with the exception of his 2003 Short-Term Incentive award. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant year. Mr. Aitken was appointed President and Chief Operating Officer of the Company in September 2003, and President and Chief Executive Officer in May 2004.

(7)	Mr. Krause received his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using an average foreign exchange rate for the relevant year except for his annual incentive payment which uses the average foreign exchange rate in effect on the date payment was approved by the Board.

(8)	Mr. Yanez receives his compensation in US dollars. His salary and other compensation shown in this table have been converted to Canadian dollars using an average foreign exchange rate for the relevant year except for his annual incentive payment which uses the average foreign exchange rate in effect on the date payment was approved by the Board.

(9)	Mr. Duffy was employed for 7 months during 2005 and left the Company on August 1, 2005.
Stock Options
      The following table sets forth information concerning the single grant of stock options made to Named Executive Officers during 2005, which was made on March 4, 2005.
Option Grants During Most Recently Completed Financial Year

				Market Value of
	Securities,	Percent of Total		Securities
	Under	Options		Underlying
	Options	Granted to	Exercise or Base	Options on
	Granted	Employees in	Price	the Date of Grant
Name	(#)	Financial Year	(US$/Security)(1)	(US$/Security)(1)	Expiration Date

Bruce Aitken	150,000	21.38%	$17.85	$17.85	March 3, 2012
Ian Cameron	30,000	4.30%	$17.85	$17.85	March 3, 2012
Rodolfo Krause	30,000	4.30%	$17.85	$17.85	March 3, 2012
John Gordon	30,000	4.30%	$17.85	$17.85	March 3, 2012
Jorge Yanez	10,500	1.50%	$17.85	$17.85	March 3, 2012
Gerry Duffy	30,000	4.30%	$17.85	$17.85	March 3, 2012

(1)	For the purposes of these columns, the price represents the closing price on the TSX on the day prior to the date of the grant converted to US dollars at the noon rate as published by the Bank of Canada on that day. One third of the options are exercisable commencing the first anniversary of the date of the grant, a further third commencing the second anniversary of the date of the grant and the final third are exercisable commencing the third anniversary of the date of the grant and the options, if unexercised, will expire in the ordinary course seven years after the date of their grant.

     The following table sets forth information concerning the value realized upon the exercise of options during 2005 and the value of unexercised options held by the Named Executive Officers as at December 31, 2005.
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

					Value of Unexercised
	Securities		Unexercised Options		in-the-Money Options
	Acquired	Aggregate	at December 31, 2005 (#)		at December 31, 2005 (Cdn $)(2)
	On Exercise	Value Realized
Name	(#)	(Cdn $)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bruce Aitken	18,250	294,555	Nil	150,000	Nil	156,000
Ian Cameron	41,900	615,317	Nil	30,000	Nil	31,200
Rodolfo Krause	18,250	269,188	Nil	30,000	Nil	31,200
John Gordon	103,250	1,491,530	2,500	30,000	20,375	31,200
Jorge Yanez	55,250	862,078	Nil	16,750	Nil	80,108
Gerry Duffy	21,750	322,670	Nil	30,000	Nil	31,200

(1)	For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on the date of the exercise.

(2)	The closing price of the Common Shares on the TSX on December 31, 2005 was Cdn $21.80. For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 31, 2005.
Retirement Plans
      The Company has established a defined benefit retirement plan and a defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65. None of the Named Executive Officers participate in the defined benefit retirement plan.
      The defined contribution plan provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles. Ten investment vehicles are made available. At retirement, funds in the account may be used to purchase an annuity, transferred to a life income fund or transferred to a locked-in registered retirement savings plan.
      All Named Executive Officers except Mr. Krause and Mr. Yanez participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in the Canadian retirement plan but participates in a retirement plan of a Chilean subsidiary of the Company. Also, as a non-resident of Canada, Mr. Yanez is not eligible to participate in the Canadian retirement plan but participates in a retirement plan of a US subsidiary of the Company.
      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental retirement plan which provides benefits in excess of what is provided under the regular plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the regular plan. Supplemental plan benefits are based on earnings defined as base salary plus the target Short-Term Incentive award and provide Named Executive Officers with an annual contribution equal to 11% of earnings less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit. Mr. Yanez, a non-resident of Canada, participates in a supplemental plan of a US subsidiary of the Company which provides him with benefits materially similar to those provided to Named Executive Officers resident in Canada.

      The following table shows the change in value of the supplemental retirement plan benefits for the Named Executive Officers:

	Bruce Aitken	Ian Cameron	John Gordon	Gerry Duffy(1)	Jorge Yanez(2)

2005 Salary rate	$864,000	$360,000	$416,000	$410,000	$399,839
2005 Short-Term Incentive Target	$648,000	$180,000	$208,000	$205,000	$120,000
Pension value as at December 31, 2004	$124,937	$186,220	$351,509	$133,236	$ 97,470
Current Service Cost	$145,240	$ 39,667	$ 49,980	$ 22,008	$ 35,786
Interest cost	$ 17,912	$ 19,734	$ 36,204	$ 10,653	$ 2,361
Pension value as at December 31, 2005	$288,089	$245,620	$437,693	$165,898	$135,617

(1)	Mr. Duffy left the Company on August 1, 2005. The pension value as at December 31, 2005 presented above actually represents his pension value as at August 1, 2005.

(2)	Mr. Yanez’s amounts have been converted to Canadian dollars using an average foreign exchange rate.
Termination of Employment and Employment Contracts
      The Company has entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.
      Mr. Aitken has an employment agreement which provides for three months notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. In the event of termination or material change in employment status within 24 months following a change of control of the Company, he is entitled to an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times the average of his last three years’ Short-Term Incentive Plan payments; and (c) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses.
      Messrs. Cameron, Krause, Gordon and Yanez each have an employment agreement which provides for three months notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. In the event of termination or material change in employment status within 24 months following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times their annual salary; (b) 2.0 times the average of their last three years’ Short-Term Incentive Plan payments; and (c) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses.
Composition of the Compensation Committee
      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Committee, as of the date of this Information Circular, consists of four members — Messrs. Findlay and Balloch, Ms. Sloan and Ms. Wexler. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction since the commencement of the Company’s most recently completed financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

REPORT ON EXECUTIVE COMPENSATION
Human Resources Committee Report on Executive Compensation
      As part of its mandate, the Human Resources Committee of the Board reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee obtains independent advice from consultants with respect to compensation of executive officers. The Committee reviews periodically the levels of compensation for executive officers. The last such competitive assessment was conducted in February 2005 and the results were reviewed by the Committee in March 2005. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers.
Executive Compensation Policy
Guiding Principles and Objectives
      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.
Share Ownership Guidelines
      Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership. The guidelines encourage each executive officer to own shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5.0 times annual base salary and, in the case of each of the other executive officers, 3.0 times annual base salary. RSUs, PSUs and DSUs held by an executive officer are considered when determining whether the executive is meeting their share ownership guidelines. The target guidelines are intended to be met within three to five years from the date that each individual became an executive officer. All other management personnel of the Company are also subject to share ownership guidelines that are related to the level of their position. The table which follows details the share ownership position of the Named Executive Officers who were employed at December 31, 2005.

	At December 31, 2005

	Common Shares
	Beneficially
	Owned or Over	Performance	Stock Ownership
	Which Control or	Deferred or	Guidelines
	Direction is	Restricted Share	Achieved(1)
Name	Exercised	Units Held	%

Bruce Aitken(2)	57,717	233,980	130
Ian Cameron	27,256	44,476	128
John Gordon	21,110	44,476	101
Rodolfo Krause	15,811	44,476	64
Jorge Yanez	27,282	14,995	70

(1)	Based on the average closing share price of $19.25 for the 90-day period ending December 31, 2005, the percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on their 2005 base salary.

(2)	Bruce Aitken’s holdings of Common Shares, PSUs, RSUs and DSUs as at March 3, 2006 are found on page 5. His percentage of stock ownership guideline achieved as at March 3, 2006 is found on page 23.
     The Company has instituted other practices within its compensation policy directed at aligning the activities of executive officers with the interests of shareholders. For more information on these practices, refer to “Performance Share Unit Plan”, “Restricted Share Unit Plan” and “Deferred Share Unit Plan” all on page 30.

Total Compensation
      Total compensation for executive officers comprises base salary, short term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American-based chemical, industrial and commodity companies having, where possible, significant international operations.
Base Salary
      Base salaries for executive officers are targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company sources compensation comparison information from external consultants.
Short-Term Incentive Plan
      The Company’s Short-Term Incentive Plan is designed to recognize the contributions made by executive officers to the business results of the Company. This plan provides for the potential of an annual cash award based on corporate performance using quantifiable financial and operational objectives established in advance by the Board and personal performance using specific and pre-established objectives. A target award equaling 75% of annual base salary in respect of the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependent upon both individual and corporate performance. This plan provides for an award in excess of the target award if corporate and/or individual performance results exceed the target performance set for the year.
      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate performance component represents 60% of the potential overall award and is based on shareholder returns and strategic corporate targets. The personal performance component represents 40% of the potential overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility. A more detailed review of the Short-Term Incentive Plan as a component of the Chief Executive Officer’s compensation is found on page 31.
      Each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. No Executive Officers elected DSUs in respect of their 2005 Short Term Incentive Plan Award, which is paid in 2006. DSUs are more fully described on page 30.
Long-Term Incentive Plan
      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the RSU Plan, described below, which serves to reduce stock option grants with a non-dilutive award of RSUs. The plan was further modified for 2006 to replace RSUs with Performance Share Units. The Long-Term Incentive Plan has the following two components:
(a)  Incentive Stock Option Plan
      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted to retain key talent and for longer-term potential for upward mobility. Commencing in 2002, the exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 and going forward expire seven years after their date of grant. For a more complete description of the Incentive Stock Option Plan, please refer to page 34.
      In 2005 all executive officers received 25% of the value of their 2005 Long-Term Incentive award in stock options and 75% in RSUs. In 2006, all executive officers received 50% of the value of their 2006 Long-Term Incentive Award in stock options and 50% in PSUs. In 2006, Mr. Aitken received 342,000 stock options and all other executive officers received 60,000 stock options.
(b)  Performance Share Unit Plan
      In 2006, the Company introduced the Performance Share Unit Plan. PSUs are notional shares credited to a “PSU Account”. Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in 2006 will vest on December 31, 2008. All of the Executive Officers and other key management personnel are eligible to participate in the PSU plan. At the time of vesting, the number of units in the PSU Account may be increased by up to 20% or reduced to as low as 50% based on the Company’s performance against predetermined criteria. For PSUs granted in 2006, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2006 to December 31, 2008 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. In respect of PSUs granted in 2006, if the target TSR CAGR of 8% over the vesting period is reached, 100% of such PSUs will vest on December 31, 2008.
      Mr. Aitken received 81,000 PSUs and all other executive officers received 14,000 PSUs as part of their 2006 Long-Term Incentive award. The Company’s costing model predicts that, if the target of 8% TSR CAGR is achieved, the proportion of shareholder value created that will be paid to the CEO as a result of his PSU grant (“sharing rate”) will be 0.34%. The sharing rate for the total grant of PSUs would be 1.69%.
      In general, following the vesting of the PSUs, an employee obtains an amount of cash equal to one-half of the value of their vested PSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested PSUs. PSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. PSUs do not entitle participants to any voting or other shareholder rights.
Restricted Share Unit Plan
      Effective from 2006, RSUs have been replaced by PSUs as a component of the Long Term Incentive Plan.
      RSUs are notional shares credited to an “RSU Account”. Additional RSUs corresponding to dividends declared on the Common Shares are also credited to the RSU Account. Prior to 2005, executive officers were entitled to elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs and, if resident in Canada, they could make a further election to take DSUs in place of their RSU award. In 2005, executives were granted 75% of their Long-Term Incentive value as RSUs. RSUs granted in any year will normally vest on November 1, in the 24th month following the end of the year in which the award was made. For example, RSUs awarded in 2005 will vest on November 1, 2007. In general, following the vesting of the RSUs, an employee obtains an amount of cash equal to one-half of the value of their vested RSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested RSUs. Under the RSU Plan, participating employees that are resident in Canada that participate in the DSU Plan can elect to receive, following vesting of any RSUs, DSUs in relation to such vested RSUs, in lieu of the payments the executive would otherwise receive pursuant to the RSU Plan. RSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. RSUs do not entitle participants to any voting or other shareholder rights.
Indirect Compensation Benefits and Perquisites
      Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.
Deferred Share Unit Plan
      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer with respect to an executive officer’s Short-Term Incentive Plan award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. Under the Long-Term Incentive Plan, executive officers who are awarded PSUs or RSUs may elect to receive an equivalent number of DSUs in place of their PSU/RSU settlement, at the time of vesting. A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of Share Ownership Guidelines.
      The DSUs are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Date”) and a lump sum cash payment, net of any withholdings, is made after the DSU Plan member specifies the redemption date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the redemption date. The redemption date may fall on a date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year commencing after the Termination Date.
Executives Outside Canada
      Total compensation policy as it relates to Named Executive Officers employed outside North America is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.
Chief Executive Officer Compensation
      The Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company sources compensation comparison information from external consultants. The three components of the Chief Executive Officer’s total compensation are:

•	Base Salary,

•	Short-Term Incentives, and

•	Long-Term Incentives.
Base Salary
      The Chief Executive Officer’s base salary is established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the external market. Initial placement into the range is based on qualifications and experience. The salary will be adjusted based on annual assessments of performance against the demands of the position. Over time, base salary can approach and may exceed the midpoint of the salary range. In Mr. Aitken’s case, initial placement into the range reflected a promotion from a subordinate position and, as he gains in experience and demonstrates continued achievement, his salary would be expected to reflect a commensurate increase.
Short-Term Incentive Plan
      The Short-Term Incentive Plan award requires that the personal performance and corporate performance be quantified for calculation purposes and weighted 60% for corporate performance and 40% for Chief Executive Officer’s personal performance. A target award equaling 75% of annual base salary exists for the Chief Executive Officer.
      The Board determined that the corporate performance component in 2005 be based on two elements: the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”), and total fixed cash costs budgeted for the year. The Company uses ROCE as a measure of the quality of the returns to shareholders and in 2005 established 12% Modified ROCE as the target payout. The Company’s actual Modified ROCE in 2005 was 18%. The Company’s management establishes an annual budget for total fixed cash costs. Managing cash costs is important for the Company’s business and being low cost is a key element of the Company’s core strategy. In 2005, this target was partially achieved.
      The personal performance component is based on a number of measures including the successful execution of strategic initiatives, organizational leadership and achievement of other corporate objectives. For Mr. Aitken, the highest priority items in the personal performance component in 2005 were successful start-up of the Chile IV project, successful integration of the Atlas and Titan plants in Trinidad and progressing a potential new methanol production project against established timelines. Other priority items consisted of achieving Responsible Care objectives, improved metrics in the 2005 Employee Engagement Survey and certain other criteria.
      Following the end of 2005, the Board reviewed Mr. Aitken’s performance against each of these measures and determined that the objectives of both the corporate and personal performance components were exceeded in aggregate and the Board awarded Mr. Aitken a short-term incentive award valued at 140% of the target payout. Consequently, he was awarded a short-term incentive payment of $900,000.
      For 2006, the Board has determined that the corporate performance component in respect of the Chief Executive Officer be based again on Modified ROCE and managing cash costs. The Board has also determined that the highest priority personal performance components comprise delivering superior shareholder returns, achieving Responsible Care objectives, exhibiting continued industry leadership, developing gas supply alternatives for the Chilean assets, ensuring sound science underpins the regulation of methanol and its derivatives and certain other criteria.
Long-Term Incentive Plan
      The long-term incentives to which the Chief Executive Officer is entitled are described commencing on page 29.

Submitted by the Human Resources Committee: R. Findlay (Chair) H. Balloch M. Sloan A. Wexler
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date hereof.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
      The insurance provides US $125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $500,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000, as the insurance is subject to an annual aggregate limit of US $125,000,000.
      The cost of this insurance for the current policy year is US $1,319,320.

PART V OTHER INFORMATION
TOTAL SHAREHOLDER RETURN COMPARISON
      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSX 300 Composite Index), for the five most recently completed financial years.
Cumulative Value of $100 Investment

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2000	2001	2002	2003	2004	2005

Methanex	$100	$223	$341	$391	$601	$614
TSX-Total Return	$100	$87	$77	$97	$111	$137
Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date.
NORMAL COURSE ISSUER BID
      On May 17, 2005 the Company put in place a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase 5,917,629 of its Common Shares being no greater than 5% of its issued and outstanding Common Shares as at May 5, 2005. On January 26, 2006, the Company, by notice to the TSX, sought and received approval to amend the Bid to allow the Company to purchase up to 11,790,217 of its Common Shares, being no greater than 10% of its public float as at May 4, 2005. The Bid expires on the earlier of the date that 11,790,217 Common Shares have been purchased or May 16, 2006. As at March 3, 2006, 6,865,800 Common Shares have been purchased under the Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX upon request to the Corporate Secretary of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
      The following table provides information as at December 31, 2005 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Number of securities
remaining available for
	Number of securities to	Weighted average		future issuance under
	be issued upon exercise	exercise price of		equity compensation plans
	of outstanding options,	outstanding options,		(excluding securities
	warrants and rights	warrants and rights		reflected in column (a))
Plan Category	(a)	(b)		(c)

Equity compensation plans approved by securityholders	1,695,100	Cdn.$	14.08	348,675	(1)
Equity compensation plans not approved by securityholders	—		—	—
Total	1,695,100	Cdn.$	14.08	348,675

(1)	This information is given as at December 31, 2005 and is without giving effect to the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan”.
     There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without approval of securityholders.
Incentive Stock Option Plan
      The Company has an Incentive Stock Option Plan (also referred to as the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers, directors and other employees of the Company and its subsidiaries, options to purchase unissued Common Shares. Commencing in 2003, non-management directors ceased to be granted options.
      The following table sets out the total number of Common Shares which may be issued from and after the date of this Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular all before and after giving effect to the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan” and the options to purchase an additional 1,667,400 Common Shares approved by the Board of Directors on the date of this Circular, the exercise of which options is conditional upon approval of the Stock Option Plan Amendments.

Common Shares available for future
Common Shares issuable under Plan				Common Shares issuable pursuant to				issuance pursuant to options granted from
from and after March 3, 2006				outstanding unexercised options				and after March 3, 2006

Before		After		Before		After		Before		After
Amendments(1)	%(2)	Amendments(3)	%(2)	Amendments(4)%		Amendments(6)%		Amendments(8)%		Amendments(9)%

1,918,214	1.7	5,250,000	4.7	1,558,289	1.4 (2)	3,225,689	2.9 (2)	359,925	0.3 (2)	2,024,311	1.8 (2)
					81.2 (5)		61.4 (7)		18.8 (5)		38.6 (7)

(1)	Before giving effect to the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan”.

(2)	Approximate percentage of the Company’s outstanding Common Shares on a non-diluted basis as at the date of this Circular.

(3)	After giving effect to the Stock Option Plan Amendments.

(4)	Before giving effect to the options to purchase an additional 1,667,400 Common Shares approved by the Board of Directors on March 3, 2006, the exercise of which options is conditional upon approval of the Stock Option Plan Amendments.

(5)	Approximate percentage of the 1,918,214 total number of Common Shares which may be issued from and after the date of this Circular referred to in the first column.

(6)	Including the options to purchase an additional 1,667,400 Common Shares approved by the Board of Directors on March 3, 2006, the exercise of which options is conditional upon approval of the Stock Option Plan Amendments.

(7)	Approximate percentage of the 5,250,000 total number of Common Shares which may be issued from and after the date of this Circular referred to in the third column.

(8)	Before giving effect to the Stock Option Plan Amendments or the grant of options to purchase an additional 1,667,400 Common Shares approved by the Board of Directors on March 3, 2006, the exercise of which options is conditional upon approval of the Stock Option Plan Amendments, assuming that all other outstanding unexercised options will ultimately be exercised in full.

(9)	After giving effect to the Stock Option Plan Amendments and the grant of options to purchase an additional 1,667,400 Common Shares approved by the Board of Directors on March 3, 2006, the exercise of which options is conditional upon approval of the Stock Option Plan Amendments, and assuming that all outstanding unexercised options (including the March 3, 2006 options) will ultimately be exercised in full.
     The maximum number of Common Shares which may be reserved for issuance to, or covered by any option granted to, any person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. Apart from this restriction, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any one person or company is entitled to receive under the Plan.
      The exercise price for each option granted under the Plan is the price fixed for such option by the Board which may not be less than the fair market value of the Common Shares on the date the option is granted. Commencing in 2002, the fair market value for this purpose is deemed to be the US Dollar equivalent of the closing price at which board lots of the Common Shares were traded on the TSX on the day preceding the date on which the option is granted or if no board lots are traded on such date then the US Dollar equivalent of the closing price at which board lots were traded on the most recent day upon which at least one board lot was traded. The US Dollar equivalent is determined by using the US Dollar/ Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the day the closing price is established.
      Subject to certain limitations contained in the Plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option, including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Each option expires on an expiry date no later than ten years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)	in the case of death of an optionee prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is one year from the date of death, and (ii) the expiry date;

(b)	in the case of disability or retirement of the optionee prior to the expiry date the option shall vest immediately; and

(c)	if the optionee ceases, for any other reason, to be a director, officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be a director, officer or employee and (ii) the expiry date.
      For each outstanding and unexercised option granted prior to 2005, other than the performance stock options described below, 50% of the options are exercisable on the first anniversary of the date of the grant, a further 25% are exercisable on the second anniversary of the date of the grant, and the final 25% are exercisable on the third anniversary of the date of the grant. Each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of their grant. For options granted in 2005 and (it is intended) in future years, one third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and (it is intended) in future years, if unexercised, expire, in the ordinary course, seven years after the date of their grant.
      With respect to executive officers who have Employment Agreements, in the event of a Change of Control, any option granted prior to the change of control, that is not then exercisable, becomes exercisable immediately prior to such change of control. Furthermore, unexercised options may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option may be transferable or assignable otherwise than by will or the laws of succession and distribution.

      In September 1999 “performance stock options” were granted to all executive officers and certain other key employees of the Company. The performance stock options were granted at a price of $4.47, the closing price of the Common Shares on the TSX on the day before the day of the grant. The vesting of the performance stock options is tied to the market value of the Common Shares after October 1, 2002. One third of the options vest if, after that date, the Common Shares trade at or above $10, a further one-third vest if the Common Shares trade at or above $15 and the options are fully vested if the Common Shares trade at or above $20. All performance stock options are now exercisable. Performance stock options expire on September 9, 2009.
      The Plan provides that the Board of Directors may at any time amend any of the provisions of the Plan subject to obtaining any required approval of appropriate stock exchanges or other regulatory authorities. TSX and Nasdaq requirements require shareholder approval for certain material amendments to the Plan.
      In March 2005, the Company amended the Plan to clarify that options may be granted under the Plan to employees and directors of subsidiaries of the Company that are majority-owned subsidiaries. An example would be employees of Atlas Methanol Company who are employed at the new Atlas facility in Trinidad. The Company has a 63.1% interest in Atlas and BP owns the remaining 36.9%. The amendment was accepted by the TSX without requiring security holder approval nor was such approval required by the Nasdaq based on their rules which allow the Company to follow its home country practice.
SHAREHOLDER PROPOSALS
      Shareholder proposals to be considered at the 2007 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 27, 2006 to be included in the information circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
      Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.
      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2005 together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Information Circular in respect of the Meeting to be held on May 9, 2006.
      If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically request a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS
      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
      DATED at Vancouver, British Columbia this 3rd day of March, 2006.
(signed) Randy Milner
Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A
Text of Resolution Ratifying and Approving Amendments to the Incentive Stock Option Plan
BE IT RESOLVED, as an ordinary resolution, that the Stock Option Plan Amendments to the Incentive Stock Option Plan, as set forth in the Amended Incentive Stock Option Plan tabled at the meeting and otherwise described in the Information Circular of the Company dated March 3, 2006, are hereby ratified, confirmed and approved.

SCHEDULE B
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.   OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

      The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.   CODE OF ETHICS

      All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers, and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3.   BOARD RESPONSIBILITIES

      The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
      The Board oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for and performance of executive officers including the appointment and performance of the CEO, adopts a strategic planning process and approves, at least annually, a strategic plan, evaluates the integrity of the Company’s internal control, information and other management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company. To the extent feasible, the Board shall also satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4.   DIRECTOR RESPONSIBILITIES

Act in best interests
      The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
      Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
      Performance as a director is the main criterion for determining a director’s on-going service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
      Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5.   BOARD LEADERSHIP

Selection of Chairman and CEO
      The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead independent director
      The independent directors on the Board (please refer to Schedule A for definition of independent director) may select from among themselves a Lead Independent Director. The Lead Independent Director chairs regular meetings of the independent directors and assumes other responsibilities described in the Terms of Reference for the Lead Independent Director or which the Corporate Governance Committee may designate.
6.   BOARD MEMBERSHIP

Criteria for Board membership
      The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Board expects that the Corporate Governance Committee will take action to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
      The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.
Orientation
      The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial, and operational issues. An information package will be provided which will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
      The Company’s By-laws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/ maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
      Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
      The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
      Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Other Board memberships
      Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7.   BOARD COMPENSATION

      Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
      Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.
8.   SHARE OWNERSHIP

      The Company shall establish guidelines for Company stock ownership by directors, executive officers and other managers of the Company as such guidelines help to more closely align their economic interests with those of other stockholders.
9.   ASSESSING THE BOARD’S PERFORMANCE

      The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in the execution of the responsibilities of the Board and its committees.
      All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chairman or the appropriate committee chair.
10. BOARD’S INTERACTION WITH STAKEHOLDERS

      It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted to determine the appropriate response.
11. MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items
      The Board normally holds five regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
      Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
      The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
      Every Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Lead Independent Director shall chair such meetings and regularly advise the Chair of the business of such meetings.
12. COMMITTEE MATTERS

Committee structure
      The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate which shall set forth the committee’s responsibilities, structure and procedure.
      The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
      The Corporate Governance Committee is responsible for proposing to the Board the chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
      Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that Directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
      Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT

      Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
      The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience.
14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

      The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.
15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO
      The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers
      The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

      The Corporate Governance Committee shall review these Corporate Governance Principles annually and report to the Board any recommendations it may have for their amendment.
Schedule A to the Methanex Corporate Governance Principles
      An “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a direct or indirect relationship with the Company or any of its subsidiaries which could in the view of the Board of Directors, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of a director, provided however that persons who fall within any of the categories set out below will be deemed not to be independent.

(1)	a director who is, or at any time during the past three years has been, an employee or executive officer of the Company, its parent or any subsidiary of the Company;

(2)	a director who received or has a “family member” (which is defined to include a person’s spouse, parents, children and siblings, mother or father-in-law, sons and daughters-in-law, brother or sister-in-law, whether by blood, marriage or adoption, or anyone other than a domestic employee residing in such person’s home) who received payments from the Company, its parent or any subsidiary of the Company, of more than CDN$75,000 in direct compensation or more than US$60,000 in payments during any 12 month period within the last three years, other than compensation for board or committee service or as part-time chair or vice-chair of the Board or any Board committee, payments arising solely from investments in the Company’s securities, compensation paid to a family member who is a non-executive employee of the Company, its parent or a subsidiary of the Company, fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service if the compensation is not contingent in any way on continued service;

(3)	a director who is a family member of an individual who is, or has been in any of the past three years, employed by the Company, its parent or by any subsidiary of the Company as an executive officer;

(4)	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any entity or organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities and payments under non-discretionary charitable contribution matching programs) for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more;

(5)	a director who is or has been, or has a family member who is or has been, employed as an executive officer of another entity at any time during the past three years where any of the Company’s executives or officers serve on the compensation committee of that other entity; and

(6)	a director who is, or has a family member who is, a current partner of the firm that is the Company’s internal or external auditor or a director who is an employee of such firm or has a family member who is an employee of that firm and who participates in its audit, assurance or tax compliance (but not tax planning) practice or a director who was, or has a family member who was, at any time during the past three years a partner or employee of that firm and personally worked on the audit of the Company within that time.

Beneficial Owner
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address: or submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532A.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any beneficial owner does not so request such documents, such owner may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections such beneficial owners may make under the Request Form.
     The requirements under NI 51-102 regarding delivery of financial statements and MD&A are in addition to and separate from the procedures regarding delivery of materials pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). However, failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. NI 51-102 requires that this request form must be sent to beneficial owners of securities who are identified under NI 54-101 as having chosen to receive all securityholder materials sent to beneficial owners. As a result, beneficial owners that have been instructed their intermediary to not forward annual meeting materials distributed by the Corporation may not receive this election form.
     Please note that only beneficial owners of the Corporation’s securities should return the Return Form. If you are a registered holder of the Corporation’s securities you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to registered holders and complete the Return Form on the last page thereof. (For the purposes hereof “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument) and “beneficial owner” refers to a person or company that beneficially owns securities that are not registered in his or her name, which are held by an “intermediary,” as defined in NI 54-101, (such as a broker or trust company), that is the person or company that is identified as providing instructions contained in a client response form provided pursuant to NI 54-101 or, if no instructions are provided, the person or company that has the authority to provide those instructions).
     If you are a beneficial owner, you may wish to provide a copy of the Return Form to the intermediary through which your securities are held, or, if you wish, make arrangements for such intermediary to return the Return Form on your behalf. The Corporation is only required to deliver financial statements and MD&A to the person or company that requests them. As a result, if a beneficial owner requests financial statements and MD&A through an intermediary, the Corporation is only required to deliver the requested documents to the intermediary.
     The request to receive financial statements and MD&A pursuant to the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2006 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Beneficial owners that wish to receive either Annual Financial Statements and MD&A or Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements and MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of the financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

Beneficial Owner
(BENEFICIAL OWNERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements(1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements]

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements(2) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(2) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a beneficial owner of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name(3):

Address(4):

Signature(5):	Date:

Name & title of person signing if different from name above:

Name and address of intermediary through which securities are held (if applicable)(6):
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532A.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2006.

(2)	Refers to Interim Financial Statements and MD&A issued after the sending of this form and before the sending of proxy-related materials in 2007.

(3)	Please print clearly.

(4)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent. If you wish the documents to be sent to an intermediary through which you hold the securities, provide the name and address of the intermediary.

(5)	If beneficial owner is not an individual, signature of authorized signatory.

(6)	If Securities are held through an intermediary, but you wish the financial statements and MD&A to be sent to you, provide this information so that the Company can coordinate with the intermediary, if necessary. If you are an objecting beneficial owner, or “OBO”, as defined in NI 54-101, and you wish the financial statements and MD&A to be sent to you through the intermediary that holds securities on your behalf, you should arrange for the intermediary to arrange to request the documents on your behalf.

Registered Holder
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address or submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company code Number is 5532.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     In addition to the requirements of NI 51-102, pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), the Corporation must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed the Corporation in writing that he or she does not want a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of the Corporation’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements and MD&A”), you should complete the box in paragraph (a) on the Return Form. Registered holders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.
     Whether or not you are electing in paragraph (a) of the Return Form not to receive a copy of the Annual Financial Statements & MD&A, if you wish to receive the Corporation’s interim financial statements and interim MD&A (collectively, the “Interim Financial Statements and MD&A”) you should complete paragraph (c) of the Return Form.
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any registered holder does not so request such documents, such holder may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A to all registered holders, notwithstanding elections which such holders may make under the Request Form.
     Please note that only registered holders of the Corporation’s securities should return the Return Form. If you are a beneficial owner of the Corporation’s securities but not a registered holder, you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to beneficial owners and complete the Return Form on the last page thereof. (For the purposes of paragraphs (b) and (c) on the Return Form “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument).
     Registered holders that have informed the Corporation pursuant to paragraph (a) on the Return Form that they do not want to receive a copy of the Corporation’s Annual Financial Statements and MD&A who subsequently change their mind should specifically request to receive such statements and MD&A. Such a request received at any time will be considered to override any prior advice that such holder does not wish to receive such statements. The request to receive financial statements and MD&A pursuant to paragraphs (b) or (c) on the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2006 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Registered holders that wish to receive Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements or MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of any financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

Registered Holder
(REGISTERED HOLDERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby informs the Corporation that the undersigned does not want a copy of the Annual Financial Statements(1) & MD&A for such statements	☐

[only check this box if you wish to elect NOT to receive the Annual Financial Statements (1) and MD&A relating to such statements]

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements (1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements(2)]

(c)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements (3) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(3) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a registered holder of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name(4):

Address(5):

Signature(6):	Date:

Name & title of person signing if different from name above:
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2006.

(2)	Registered holders will continue to be sent Annual Financial Statements and MD&A whether or not this paragraph is completed unless the holder has informed the Corporation in writing that he or she does not want a copy of such statements.

(3)	Refers to interim financial statements and MD&A issued after the sending of this form and before the sending of proxy-related materials in 2007.

(4)	Please print clearly.

(5)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent.

(6)	If registered holder is not an individual, signature of an authorized signatory.

SEE REVERSE FOR IMPORTANT INFORMATION
RELATING TO VOTING ESPP SHARES
VOTING INSTRUCTIONS
TO
M.R.S. TRUST COMPANY
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
METHANEX CORPORATION
TO BE HELD ON MAY 9, 2006
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF
      I,                               , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby instruct M.R.S. Trust Company, as Trustee of the Plan, to exercise at the above meeting, or give or grant a proxy to any person which M.R.S. Trust Company may select, to exercise, with full power of substitution, the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:
Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE	WITHHOLD
	FOR	VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip C. Cook	☐	☐
Robert Findlay	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.
      With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting of Shareholders and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:	, 2006

Signature of Holder
INSTRUCTIONS:

1.	Record your instructions, sign and mail to GRS Securities Inc. in the attached envelope. Alternately, your instructions may be faxed using the following numbers:
       If faxing from North America: 1-800-567-3351
       If faxing from outside North America: 519-850-4157

2.	If you do not wish to specifically instruct the Trustee how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the Trustee or its proxy will vote the shares represented by this Voting Instruction FOR that item.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE
METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES
      Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain registered in the name of M.R.S. Trust Company as Trustee of the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary. (For more information, see Part I — “VOTING” contained in the Information Circular.)
      Voting rights attached to ESPP shares which remain registered in the name of M.R.S. Trust Company may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to GRS Securities on behalf of the Trustee how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to GRS Securities Inc. at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of M.R.S. Trust Company or its proxy in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.
      As your vote is important, your Voting Instruction Form should be received at least three business days prior to the deadline for deposit of proxies stated in the Information Circular.
      A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or his or her attorney duly authorized in writing which is delivered by mail or fax to GRS Securities Inc. (fax numbers set out below) at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.
      The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.
Questions?
      If you have any questions concerning the process of voting ESPP shares, you may speak to a GRS Securities Inc. Customer Service Representative, 8:00 a.m. to 8:00 p.m. EST on weekdays:

If calling from North America: 1-800-668-2648
If calling from outside North America: 800-668-26480
Callers from Chile, please call collect: 519-432-5281, 8:00 a.m. to 8:00 p.m. EST on weekdays
Faxing of Voting Instructions

Voting Instructions may be faxed to GRS Securities Inc. (Attention: Monitoring Officer — FST1) using the following numbers:
If faxing from North America: 1-800-567-3351
If faxing from outside North America: 519-850-4157

METHANEX CORPORATION

REQUEST FOR VOTING INSTRUCTIONS AND PROXY

Management of Methanex Corporation (the “Company”) is sending to certain non-registered shareholders proxy-related materials that relate to the Annual General Meeting of Shareholders to be held on May 9, 2006. The name and address and information about such non-registered shareholders’ holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf (which is identified by name, code or identifier in the information on the right).

Unless the non-registered shareholder attends the meeting and votes in person, such holder’s securities can be voted only by management, as proxy holder of the registered holder, in accordance with such non-registered shareholder’s instructions.

Management of the Company has executed an omnibus legal proxy appointing “non-objecting beneficial owners” (“NOBOs”) as proxy holders to vote the shares beneficially held by them. Should a NOBO wish to attend the meeting and vote in person, such omnibus legal proxy will permit them to do so. If a NOBO wishes to designate another person to attend and vote at the meeting on their behalf, they may complete and submit this form appointing someone else as proxy holder.

Management of the Company are prohibited from voting the securities held by a NOBO on any of the matters to be acted upon at the meeting without the NOBO’s specific voting instructions. As a result, if a NOBO is completing this form to appoint someone to attend the meeting as proxy holder and Mr. Choquette or Mr. Aitken have been appointed as proxy holder, in order for the NOBO’s shares to be voted at the meeting, it will be necessary for the NOBO to provide specific voting instructions.

The undersigned beneficial owner of Common Shares of the Company hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 9, 2006, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:
Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip C. Cook	☐	☐
Robert Findlay	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

     Subject to the discussion above, the person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.
     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: , 2006
Print Name
Number of Common Shares held:
Signature of Holder
NOTES

(a)	The proxy must be signed by the beneficial owner of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized and should set out the full legal name of the corporation, the name and position of the person executing and the address for service of the corporation.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or faxed to (416) 368-2502.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

(e)	By providing this proxy, you are acknowledging that you are the beneficial owner of, and are entitled to instruct the proxy holders with respect to the voting of, these securities.

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 9, 2006

The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 9, 2006, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:

Indicate your voting choice with a check mark (☑) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip C. Cook	☐	☐
Robert Findlay	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐ WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.
     If no specific voting choice has been given for an item, the shares represented by this proxy will be voted FOR the item.
     The person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.
     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: , 2006
Print Name
Number of Common Shares held:
Signature of Holder
NOTES:

(a)	The proxy must be signed by the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or faxed to (416) 368-2502.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.